SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

               Freedom Resources Enterprises, Inc.
         (Name of Small Business Issuer in its charter)

     Nevada
                                             87-0567033
(State or other jurisdiction of     (I.R.S. Employer Identification No.)
incorporation or organization)

901 East 7800 South, Midvale, Utah             84047
(Address of principal executive offices)    (Zip Code)

Issuer=s telephone number:  801-566-5931

Securities to be registered under Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered

_____________________________          ______________________________
_____________________________          ______________________________

Securities to be registered under Section 12(g) of the Act:

        Common,  $.001 par value
          (Title of Class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within our control. These factors include but are not limited to economic conditions generally and in the industries in which we may participate; competition within our chosen industry, including competition from much larger competitors; technological advances and failure to successfully develop business relationships.

                             PART I

Item 1.  Description of Business.

     Freedom Resources Enterprises, Inc., was originally incorporated in the state of Nevada on November 6, 1996 to publish a self-improvement book concerning the insights and understandings of major cultures. Having completed research for the "Personal Freedom and Prosperity" book project, the Company began to develop self-help seminars derived from research and materials gathered during the book project. The Company did not publish the book, but instead is marketing its research via the Internet in the form of essays, seminars, and learning modules.

     Having engaged in an examination of major cultures and civilizations for several years, the Company is now developing an internet site LifeDiscoveryInstitute.com where the Company intends to market seminars and essays based on its research. For the past two years, the Company has been working on the website development which the Company anticipates launching for public
visits in late 2001.   The Company's principle  purpose is to
teach techniques in critical thinking, self-image psychology and self motivation which helps people to improve the quality of their lives.

     The Company is dedicated to the discovery and implementation of critical insights and understandings that give us clearer views of ourselves, others, and the world in which we live. The goal of the website is to help people obtain clearer views about life and its general challenges so people can gain control over their future. Second, the Company invites people to engage in the cultural conversation of today's world in the hope of addressing those elements in our culture that affect the ability to live life well. The Company's website is a blended effort to assist people in using the power of personal enlightenment and cultural awareness to improve their lives.

     History has shown that cultures either enter into prosperity or fall into decline as a result of the fundamental views held by its citizenry. These fundamental views are the product of contributions from many disciplines, and while some of these contributions are the result of honest and clear thinking, others often lack one or both of these virtues. The Company's research indicates that clear and thoughtful views are absolutely essential for a citizenry to secure lives that enjoy substantial freedom and personal prosperity in the three fundamental areas of human concern.

     The Company's seminars, entry workshops and essays are developed from our research of various cultures and the views held by those cultures. Currently, Freedom Resources is developing seminars in three areas of fundamental human interest:

     1.   Our economic lives - financial prosperity and security.
          This theory or view holds that if you solve the "financial puzzle" you will solve the relationship and self-fulfillment challenges in your life.

     2. Our relationships - personal and professional. This proposition involves the view that when you master relationships you can excel economically and experience a new level of personal satisfaction and enhanced self worth and fulfillment in life.

     3. Our general well-being - genuine inner peace and personal fulfillment. This notion states that the solution to the mystery of prosperity lies in understanding the true "self" and acquiring the wisdom that will direct you toward those pursuits that truly satisfy and fulfill. Only then will you find economic and relationship success at a level that will bring true happiness.

     The workshops and seminars are priced at $39.00 and entry
workshops are currently priced at $7.50.    A seminar consists of
a written transcript, cassette tapes and a workbook for the topic selected. On-line workshops are available for $79.00.

     The Company also intends to pursue agreements with other authors in the self-improvement area to create additional workshops, seminars and essays that the Company would then market through the web site.

     Along with workshops, seminars and essays, the Company will resell self-improvement related books. Freedom Resources currently has Internet links in place with Barnes & Noble and Amazon.com whereby the Company purchases books at a discount of 55% of retail and then resells the books at full retail price plus shipping and handling.

     Additionally, the Company will host live events on its website. These events may be sponsored by third parties whereby the Company will host an event for an organization in return for a link from that organization's website to the Company's site.

         The Internet has emerged as a significant global communications medium, enabling millions of people to share information and conduct business electronically and providing advertisers and businesses with an attractive means of marketing and selling their products and services. International Data Corporation estimates the number of users accessing the web will increase from approximately 142 million at the end of 1998 to over 500 million by the end of 2003. According to International Data Corporation, the amount of commerce conducted over the web will top $1 trillion by 2003. Forrester Research, a research firm that analyzes the future of technological change and its impact, estimates that the amount spent on online advertising in the United States is expected to increase to approximately $22.2 billion by 2004. The Internet enables features and functions that are unavailable in traditional media, permitting online retailers to interact effectively with customers and advertisers to target specific demographic groups by capturing valuable data on customer tastes, preferences and shopping and buying patterns.

         The Company's business addresses the self-improvement market which has demonstrated strong historical growth and we believe it is poised for healthy expansion.

         In 1997, the personal and professional self-improvement industry generated offline sales of nearly $65.0 billion: $6.0 billion in personal self-improvement products and services and $58.6 billion in professional corporate training, products and services. Consumers are projected to spend $7.4 billion in 2000 and $10.3 billion in 2003 on personal self-improvement products and services. Traditional distribution channels for these products and services have included infomercials, catalogs, seminars/courses, retreats, books, and audio/video cassettes. To date, we do not believe that any single online provider has developed a widely recognized self-improvement brand that appeals to a cross-section of interests or utilizes a variety of distribution channels.

     We plan to provide a new and differentiated distribution channel for self-improvement products and services. Our objective is to be the premier online destination for people seeking guidance in getting the most out of their personal and professional lives.

         We believe our success will be dependent on the following key components of our business plan. Freedom Resources is primarily tailored to the interests and needs of individuals seeking to get the most out of their personal and professional lives. We believe that this market is looking for:

         - a resource to help them make positive changes in the key areas of their lives;

         -   access to advice from expert instructors;

         - interaction with other people seeking to make similar changes; and

         - products and services that will support these efforts.

     Our web site offers a one-stop, online development destination designed to create a better quality of life for our members with immediate, cost-effective and life-changing solutions. We believe operating through the Internet allows us to overcome the limitations of time and travel and the expense associated with traditional offline personal and professional programs.

         We plan to use a variety of methods to promote the Freedom Resources brand and to attract traffic and new members, including advertising

         -  on Internet sites,

         -  through targeted publications,

         -  on radio stations, and

         -  through cross promotional arrangements.

     We plan to leverage other audience building strategies, including working closely with search engine submissions, news group postings and cross-promotion with affinity sites to properly index materials.

Reports to Security Holders

     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Competition

     Management estimates that the motivational training and development market is over one million dollars. The Company's direct competitors utilize much of the same philosophy for self improvement and motivation, and use the same or similar medium for marketing their products and services.

     Tony Robbins' program, "Education for Excellence," in San
Diego California, owns a market share of approximately twenty percent (20%). Tony Robbins is the Company's number one competitor and has the largest portion of the audiotape motivational market. His company reports approximately $100 million per year just in audiotapes.

     Franklin Covey, another competitor that operates out of Salt Lake City, Utah, owns a market share of approximately ten percent (10%). This organization has seminars for business and commercially marketed books and tapes. They have associates who provide products and services as distributors throughout the United States and abroad.

     The Pacific Institute is another competitor, which owns a market share of approximately three percent (3%). This organization provides motivation seminars and training services in the United States, England, Germany and Australia. Most of their programs are marketed on video.

     Oxygen Media is a newer competitor, which operates out of New York, New York, and owns a market share of approximately fifteen percent (15%). This is a new multimedia company started by Oprah Winfrey and her associates to help women improve the quality of their lives. Several websites are available offering information for women on health, medicine, fitness, sexuality, nutrition and weight management. Oxygen Media premiered a multi-million dollar cable station and television programming on February 2, 2000.

     WomenConnect.com is a web based company which provides informational services for women on health, fitness and career advancement. WomenConnect.com owns a market share of approximately two percent (2%).

     Business and Professional Women/USA is an organization that conducts research on issues related to women and working. This company owns a market share of approximately one half percent
(.5%).

     Lifelines Institute is another competitor, which provides seminars and training for companies in the metropolitan San
Francisco area. Lifelines Institutes owns a market share of approximately one half percent (.5%).

     The other fourteen percent (14%) of the market covers numerous small companies who are generating revenues of less than 2 million dollars annually.

     The self improvement and motivational training industry in general is very competitive, with several major companies
involved.   The Company faces competition from large, well-
established companies with considerably greater financial, marketing, sales and technical resources than those available to the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new and improved products that may compete with the Company's products.

     Most of our existing competitors and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources. This may allow them to devote greater resources than we can for the development and promotion of their services and products. These competitors may also engage in more extensive marketing and advertising efforts, adopt more aggressive pricing policies and make more attractive offers to advertisers and alliance partners. Accordingly, we may not be able to compete successfully. Competitive pressures may have a material adverse effect on our business, results of operations and financial condition.

Employees

     The Company does not currently have any employees but relies upon the efforts of its officer and director to conduct the business of the Company. The Company does contract for various consulting work. At such time as the Company's growth requires, the Company will consider adding part or full time employees.

Item 2.  Management's Discussion And Analysis Of Financial
Statements

For the Period Ending December 31, 2000 and December 31, 1999

     The Company has not generated any revenues since its inception on November 6, 1996. Net loss was $19,671 for the year ended December 31, 2000 and $2,243 for the year ended December
31, 1999. Since inception, the Company has had $28,567 in net losses.

     Expenses were $19,927 for the year ended December 31, 2000 compared to $2,876 for the year ended December 31, 1999.
Increase in expense was due to increased research and development of the Company's seminars and web site. The Company also recorded increased depreciation on its property and equipment during 2000 and began to amortize its capitalized manuscript and transcript costs.

     The Company earned $256 in interest income for the year ended December 31, 2000 compared to $633 for the year ended
December 31, 1999.

     As of December 31, 2001, the Company had total assets of $22,679 consisting of $88 in cash, $1,306 in property and equipment and $21,285 in manuscripts and transcripts. Total current liabilities are $3,746 and consist of accounts payable.

For the Three Months Ending March 31, 2000 and March 31, 2001

     Net loss for the three months ending March 31, 2001 was $1,276 compared to $8,598 for the same period in 2000. Expenses were $1,276 for the three months ending March 31, 2001 compared to $8,732 for the same period in 2000. No interest income was earned during the three months ending March 31, 2001 compared to $134 interest income for the same period in 2000.

     As of March 31, 2001, the Company had total assets of $21,403 consisting of $64 in cash,

$1,220 in property and equipment and $20,119 for manuscripts and transcripts. Total current liabilities are accounts payable in the amount of $3,746.

Liquidity and Capital Resources

     The Company sold 125,000 common shares pursuant to a Regulation D, Rule 504 offering and raised $40,500 in 1998 and $9,500 in 1997 for a total of $50,000. The equity financing has been used in part to perform research and publishing of the book "Personal Freedom and Prosperity." The Company has not published the book but instead is using the book research material to develop and market seminars, workshops and essays via the Internet.

     As of March 31, 2001 the Company had $64 cash on hand.  The
Company has no material commitments for capital expenditures for the next twelve months.

     As of the date of this report, the Company has yet to generate positive cash flow. Since inception, the Company has primarily financed its operations through the sale of common stock. The Company will not be able to meet its cash needs for
the next twelve months.   The Company may sell additional stock,
arrange debt financing or seek other avenues of raising capital.

Risk Factors That May Affect Results of Operations and Financial
Condition

     We have incurred significant losses from our operations since inception. As a result of our continued losses, our independent auditors have issued their report noting that substantial doubt exists about our ability to continue as a going concern, referring to Note 5 of our financial statements. We cannot assure you that we will ever be able to achieve significant revenues or that our business will ever be profitable.

     We will require additional financing before the end of the next fiscal year. We may not be able to obtain the financing or obtain it on terms acceptable to us. Without additional financing, we may be forced to delay, scale back or eliminate some or all of our product development, marketing and other corporate programs. Our business, operating results and financial condition may be materially harmed if revenues do not develop, grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be reduced accordingly, or if we cannot obtain additional financing.

     Freedom Resources has just recently begun developing an online network that will initially focus on personal and professional self-improvement. The risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets such as online commerce include the Company's ability to:

         -   further develop our web site;

         -   acquire rights to content for our web site;

         -   create a customer base;

         - respond to changes in a rapidly evolving and unpredictable business environment;

         - maintain current and develop new strategic relationships;

         -   manage growth;

         -   continue to develop and upgrade our technology; and

         -   attract, retain and motivate qualified personnel.

     We cannot assure you that any services or products developed by Freedom Resources, independently or with collaborative partners, will achieve market acceptance with customers.

     Through December 31, 2000, we have not generated revenues from our Internet business and expect to continue to incur significant operating losses and net losses for at least the next several years. We expect that our operating expenses will increase substantially as we continue to expand our business. As a result, we will need to generate significant revenues to achieve profitability. We may not be able to do so.

     We cannot assure you that our content will be attractive to a sufficient number of users to generate significant revenues. We cannot assure you that we will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to continually attract large numbers of users to our web site. If we are unable to develop Internet content that allows us to attract, retain and expand a loyal user base, our business, operating results and financial condition will be materially adversely affected.

     Our success is substantially dependent on the ability and experience of our President, Neil Christiansen. Should we lose the services of Mr. Christiansen, it is unlikely we can continue as a business.

     Use of the Internet by consumers is in its early stages and, as a result, the degree of acceptance of the Internet as a medium for commerce is uncertain. If online commerce does not continue to grow or grows more slowly than expected, our business will be materially harmed. A number of factors could slow the growth of online commerce, including the following:

     - the network infrastructure required to support a substantially larger volume of transactions may not be developed;

     -  government regulation may increase;

     - telecommunications capacity problems may result in slower response times; and

     - consumers may have concerns about the security of online commerce transactions.

     Our success will depend upon our ability to attract customers by providing high-quality content and value-added services. The market for personal and professional improvement industry products and services is intensely competitive. In addition, the online commerce market for these products and services is new, rapidly evolving and competitive. If we are unable to successfully compete, our business, operating results and financial condition would be materially harmed.

     Our business will depend on the efficient and uninterrupted operation of our computer and communications, hardware and software systems. Systems interruptions that cause our web site to be unavailable or that reduce our ability to process transactions could materially harm our business, operating results and financial condition. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We expect some interruptions in the future. We have not yet established a formal disaster recovery plan. Any failure to provide reliable service could impair customer satisfaction, lead to a loss of customers or increase our costs.

     We regard our trademarks, trade secrets and similar intellectual property as important to our success. We intend to apply for the registration of some of our trademarks and service marks in the United States and in selected foreign jurisdictions. However, our efforts to establish and protect our intellectual property rights may be inadequate to prevent misappropriation or infringement of our intellectual property rights. If we are unable to safeguard our intellectual property rights, it could materially harm our business, operating results and financial condition.

     Laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent. These laws and regulations could expose us to compliance costs and substantial liability, which could materially harm our business, operating results and financial condition. In addition, the growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws would also be likely to impose additional burdens on our business.

     We do not plan to collect sales or other similar taxes in most states. Our business could be materially harmed if additional sales and similar taxes are imposed on us, or if penalties are assessed on us for past nonpayment of these taxes. Recently adopted legislation provides that, prior to October 2001, a state cannot impose sales taxes on products sold on the Internet unless these taxes could be charged on non-Internet transactions involving the products. During this moratorium, it is possible that taxing mechanisms may be developed that would, following the moratorium, impose increasing sales and similar tax burdens on us. If these burdens are placed on us, our business could be materially harmed and there could be a material adverse effect on our operating results and financial condition.

Item 3.  Description of Property

     The Company does not currently own any property other than office equipment. The Company utilizes office space on a rent-free basis in the office of its officer located at 4685 S. Highland Drive, Suite 202, Salt Lake City, UT 84117. This arrangement is expected to continue until such time as the Company expands to the point that necessitates relocation.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management; Changes in Control

     The following table sets forth as of May 1, 2000, the name and the number of shares of the Registrant=s Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 375,000 issued and outstanding shares of the Registrant=s Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of  Name and Address of   Amount and Nature of    Percentage of
Class     Beneficial Owner      Beneficial Ownership       Class

Common    Neil Christiansen (1)        320,000              85.3%
          901 East 7800 South
          Midvale,  UT  84047

Common    ARN Enterprises, Inc.         18,750               5%
          336 West End Avenue, #120
          New York, NY  10023

Common    ZDN, LLC                      18,750               5%
          336 West End Avenue, #120
          New York, NY  10023



Common    Officers and Directors      320,000             85.3%
          as a Group:  1 person

(1) Officer and/or director.

     There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

     The following table sets forth as of May 1, 2001, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name              Age  Position          Director or Officer Since

Neil Christiansen 65   President and Director      November 1996
Margie Aliprandi  43   Secretary and Director      November 1996
Charisse Orton    34   Treasurer and Director      November 1996

     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

     Ms. Aliprandi and Ms. Orton, both officers and directors of the Company, are daughters of Mr. Christiansen, President and director of the Company.

     Set forth below is certain biographical information regarding each of the Company=s executive officers and directors:

     Neil Christiansen, President and Director.  Since 1988, Mr.
Christiansen has been self employed directing the activities of research teams looking into those insights and understandings that lead people to personal freedom and prosperity.

     Margie Aliprandi, Secretary and Director. Ms. Aliprandi has been a distributor for New Way, Inc., a multi-level company since
1980.

     Charisse Orton, Treasurer and Director.  Since 1989, Ms.
Orton has been a Home Economics teacher at Murray High School in Salt Lake City, Utah. She is also the managing partner of C.I.C., a real estate investment company since 1998.

  No director, executive officer, promoter or control person of the Company has been involved in any of the following events during the past five years:

  a. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  b. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

 c. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

  d. Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6.  Executive Compensation.

     The Company has no arrangements for the remuneration of its officers and directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company=s behalf in the investigation of business opportunities. No remuneration has been paid to the Company=s officers or directors prior to the filing of this Form 10-SB. There are no agreements or understandings with respect to the amount or remuneration those officers and directors are expected to receive in the future. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

Compensation of Directors

     None.

Employment Contracts and Termination of Employment and Change in
Control Arrangement

     There are no employment contracts between the Company and any of its officers or directors. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person=s employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person=s responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.

     Ms. Aliprandi and Ms. Orton, both officers and directors of the Company are daughters of Mr. Christiansen, President and director of the Company.

     The Company utilizes office space provided by Neil
Christiansen, President of the Company, at no charge to the Company.

Item 8.  Description of the Securities.

     The Company is presently authorized to issue 50,000,000 shares of $.001 par value common stock. All shares, when issued, will be fully paid and nonassessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders= meeting.

     Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.

     The common stock of the Company does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

     The Company is also authorized to issue 5,000,000 shares of $.001 par value preferred stock. Such stock may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the
Board of Directors of the Corporation.   No preferred stock has
been issued by the Company.

     The Company has appointed Interwest Transfer Company, Inc.,
1981 East 4800 South, Suite 100, Salt Lake City, Utah, 84117
(801) 272-9294 as the transfer agent and registrar for the Company.

                             PART II

Item 1.  Market Price of and Dividends on the Registrant=s Common
Equity and Other Shareholder Matters.

     There has not been a public trading market for the Company's common stock since the Company's inception, nor is there any assurance that a trading market for the common stock will be established in the future.

     At December 20, 2000, there are approximately 22 holders of the Company's 375,000 issued and outstanding shares of common stock, $0.001 par value. All of our issued and outstanding common stock is eligible for resale under Rule 144 promulgated under the Securities Act of 1933. All of our issued and outstanding shares of common stock are subject to the resale provisions of Rule 144. Sales of shares of common stock in the public markets may have an adverse effect on prevailing market prices for the common stock.

     Rule 144 governs resale of "restricted securities" for the account of any person (other than an issuer), and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with the issuer. Affiliates of the company may include its directors, executive officers, and person directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144 unregistered resales of restricted common stock cannot be made until it has been held for one year from the later of its acquisition from the company or an affiliate of the company. Thereafter, shares of common stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the company ("Applicable Requirements"). Resales by the company's affiliates of restricted and unrestricted common stock are subject to the Applicable Requirements. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more that the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale. A non-affiliate may resell restricted common stock which has been held for two years free of the Applicable Requirements.

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company=s ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends maybe paid to the extent that the corporation=s assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 2.  Legal Proceedings.

     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company=s officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3.  Changes in and Disagreements with Accountants.

     None.

Item 4.  Recent Sales of Unregistered Securities.

     In November 1996, the Company issued 250,000 shares of common stock for $2,500 to offices and directors in connection with the organization of the Company. The shares were issued in a private transaction, not involving any public solicitation or commissions, and without registration in reliance on the exemption provided by Section 4(2) of the Securities Act.

     During August 1997, the Company issued 23,750 shares of common stock for $9,500 pursuant to a Regulation D, Rule 504 offering.

     During May and August 1998, the Company issued 101,250 shares of common stock for $40,500 pursuant to a Regulation D, Rule 504 offering.

Item 5.  Indemnification of Directors and Officers.

     There are no provisions in the Nevada corporate law or the Articles of Incorporation of the Company requiring the corporation to indemnify any of the Company=s officers and directors.
The Articles of Incorporation of the Company provide indemnification as follows:

     No director or officer shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer shall be liable to the extent provided by applicable law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of NRS 78.300.

     The Nevada Business Corporation Act provides for indemnification as follows:

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company=s Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                            PART F/S
               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]




                            CONTENTS

                                                          PAGE

  -  Independent Auditors' Report                           20

  -  Balance Sheet, December 31, 2000                       21

  -  Statements of Operations, for the years ended
     December 31, 2000 and 1999, and from inception
     on November 6, 1996 through December 31, 2000          22

  -  Statement of Stockholders' Equity, from inception on
     November 6, 1996 through December 31, 2000             23

  -  Statements of Cash Flows, for the years ended
     December 31, 2000 and 1999, and from inception
     on November 6, 1996 through December 31, 2000          24

  -  Notes to Financial Statements                     25 - 28

  -  Unaudited Balance Sheet, March 31, 2001                29

  -  Unaudited Statements of Operations, for the three
     months ended March 31, 2001 and 2000,
     and from inception on November 6, 1996 through
     March 31, 2001                                         30

  -  Unaudited Statement of Stockholders' Equity, from
     inception on November 6, 1996 through
     March 31, 2001                                         31

  -  Unaudited Statements of Cash Flows, for the three
     months ended March 31, 2001 and 2000,
     and from inception on November 6, 1996 through
     March 31, 2001                                         32

  -  Notes to Unaudited Financial Statements           33 - 36

                  INDEPENDENT AUDITORS' REPORT



Board of Directors
FREEDOM RESOURCES ENTERPRISES, INC.
Salt lake City, Utah

We have audited the accompanying balance sheet of Freedom Resources Enterprises, Inc. [a development stage company] as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 and for the period from inception on November 6, 1996 through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Freedom Resources Enterprises, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and for the period from inception through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 5 to the financial statements, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Pritchett, Siler & Hardy

PRITCHETT, SILER & HARDY, P.C.

February 27, 2001
Salt Lake City, Utah

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

                          BALANCE SHEET

                             ASSETS

                                                       December 31,
                                                           2000
                                                      ____________
CURRENT ASSETS:
  Cash                                                 $        88
                                                      ____________
        Total Current Assets                                    88
                                                      ____________

PROPERTY AND EQUIPMENT, net                                  1,306

OTHER ASSETS:
  Manuscripts & Transcripts, net                            21,285
                                                      ____________
                                                       $    22,679
                                                     _____________


              LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES:
  Accounts payable                                     $     3,746
                                                      ____________
        Total Current Liabilities                            3,746
                                                      ____________
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value,
   5,000,000 shares authorized,
   no shares issued and outstanding                              -
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   375,000 shares issued and
   outstanding                                                 375
  Capital in excess of par value                            47,125
  Deficit accumulated during the
    development stage                                      (28,567)
                                                      ____________
        Total Stockholders' Equity                          18,933
                                                      ____________
                                                       $    22,679
                                                     _____________

  The accompanying notes are an integral part of this financial statement.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]
                    STATEMENTS OF OPERATIONS

                                                          From Inception
                                        For the Years      on November 6,
                                      Ended December 31,    1996 Through
                                   _______________________  December 31,
                                       2000         1999        2000
REVENUE                            $        -   $       -   $        -

EXPENSES:
  Depreciation and amortization         2,714          87         2,801
  General and administrative            3,979         349        11,085
  Research and development             13,234       2,440        15,674

        Total expenses                 19,927       2,876        29,560

LOSS FROM OPERATIONS                  (19,927)     (2,876)      (29,560)

OTHER INCOME:
  Interest Income                         256         633         1,214


LOSS BEFORE INCOME TAXES              (19,671)      (2,243)     (28,346)

CURRENT TAX EXPENSE                         -            -            -

DEFERRED TAX EXPENSE                        -            -            -

LOSS FROM CONTINUING
  OPERATIONS                          (19,671)       (2,243)    (28,346)

CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE                   -             -        (221)

NET LOSS                           $  (19,671)  $    (2,243)  $ (28,567)


LOSS PER COMMON SHARE:
  Continuing operations            $     (.05)  $     (.01)  $    (.08)
  Change in accounting principle            -            -        (.00)

  Loss per common share            $     (.05)  $     (.01)  $    (.08)

 The accompanying notes are an integral part of these financial statements.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

               STATEMENT OF STOCKHOLDERS' EQUITY,

               FROM INCEPTION ON NOVEMBER 6, 1996

                    THROUGH DECEMBER 31, 2000

                                                                                        Deficit
                                                                                      Accumulated
                                  Preferred Stock     Common Stock       Capital in   During the
                                  ___________________________________     Excess of   Development
                                  Shares   Amount    Shares    Amount      Par Value     Stage
BALANCE, November 6, 1996            -    $      -         -   $      -   $       -   $       -

Issuance of common stock for
  cash, November 10, 1996 at
  $.01 per share                     -          -    250,000        250       2,250           -

Net loss for the period ended
  December 31, 1996                  -          -          -          -           -         (50)

BALANCE, December 31, 1996           -          -    250,000        250       2,250         (50)

Issuance of common stock for
  cash, August 1997 at $.40 per
  share                              -          -     23,750          24      9,476           -

Net loss for the year ended
  December 31, 1997                  -          -          -           -          -      (1,661)

BALANCE, December 31, 1997           -          -    273,750         274     11,726      (1,711)

Issuance of common stock for
  cash, May and August 1998 at
  $.40 per share, less offering
  costs of $5,000                    -         -     101,250         101     35,399           -

Net loss for the year ended
  December 31, 1998                  -         -           -           -          -      (4,942)

BALANCE, December 31, 1998           -         -     375,000         375     47,125       (6,653)

Net loss for the year ended
  December 31, 1999                  -         -           -           -          -       (2,243)

BALANCE, December 31, 1999           -         -     375,000         375     47,125       (8,896)

Net loss for the year ended
  December 31, 2000                  -         -           -           -          -      (19,671)

BALANCE, December 31, 2000           -    $    -     375,000    $    375   $ 47,125   $  (28,567)

  The accompanying notes are an integral part of this financial statement.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]
                    STATEMENTS OF CASH FLOWS

                                                                            From Inception
                                                     For the Years Ended    on November 6,
                                                          December 31,       1996 Through
                                                     _____________________   December 31,
                                                      2000          1999          2000
                                                     ____________________________________
Cash Flows from Operating Activities:
  Net loss                                         $  (19,671)   $   (2,243)   $  (28,567)
  Adjustments to reconcile net loss to
    net cash used by operations:
    Amortization expense                                2,365             -         2,432
    Depreciation expense                                  349            87           436
    Effect of change in accounting principal                -             -           221
    Changes in assets and liabilities:
      (Decrease) in accounts payable - related party     (288)            -             -
      Increase in accounts payable - trade              3,746             -         3,746

        Net Cash (Used) by Operating Activities       (13,499)       (2,156)      (21,732)

Cash Flows from Investing Activities:
  Purchase of property and equipment                        -         (1,742)       (1,742)
  Organization cost                                         -              -          (288)
  Cost of manuscripts                                 (16,150)        (7,500)      (23,650)

        Net Cash (Used) by Investing Activities       (16,150)        (9,242)      (25,680)

Cash Flows from Financing Activities:
  Proceeds from sale of common stock                        -             -         52,500
  Stock offering costs                                      -             -         (5,000)

        Net Cash Provided by Financing
          Activities                                        -             -         47,500

Net Increase (Decrease) in Cash                       (29,649)      (11,398)            88

Cash at Beginning of Period                            29,737        41,135              -

Cash at End of Period                              $       88   $    29,737   $         88

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
    Interest                                       $       -    $        -    $          -
    Income taxes                                   $       -    $        -    $          -

Supplemental Disclosures of Non-Cash Investing and Financing
Activities:
  For the Year Ended December 31, 2000
     None

  For the Year Ended December 31, 1999
     None
 The accompanying notes are an integral part of these financial statements.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Freedom Resources Enterprises, Inc. (the Company) was organized under the laws of the State of Nevada on November 6, 1996. The Company has not commenced planned principal operations and is considered a development stage company as defined in Standard of Financial Accounting Standards (SFAS) No.
  7. The Company is planning to engage in the business to research, publish and distribute self improvement type books and seminars over the internet. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Organization Costs - The Company has expensed costs, which reflect amounts expended to organize the Company. The Company was previously amortizing the costs, but during 1998 the Company expensed the remaining $221 in organization costs, in accordance with Statement of Position 98-5.

  Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" [See
  Note 8].

  Cash and Cash Equivalents - For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Property and Equipment - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purpose on a straight-line method over the estimated useful life of five years.

  Income  Taxes  -   The  Company  accounts  for  income  taxes  in
  accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". [See Note 7].

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

  Website Costs - Costs incurred to develop the Company's website have been expensed as research and development costs. Costs to maintain and improve the website are also expensed as incurred.

  Other Assets - The Company's manuscripts and transcripts are recorded at cost. Amortization is calculated using the straight line method and is based upon the estimated useful lives of the assets of five years.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB Statement No. 133 (an amendment of FASB Statement No. 133)", SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - and Amendment of SFAS No. 133", SFAS No. 139, "Recission of SFAS No. 53 and Amendment to SFAS No. 63, 89 and 21", and SFAS No. 140, "Accounting to Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", were recently issued SFAS No. 136, 137, 138, 139 and 140 have no current applicability to the Company or their effect on the financial statements would not have been significant.

  Stock Based Compensation - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation.


NOTE 2 - PROPERTY AND EQUIPMENT

   At December 31, 2000, property and equipment consist of the following:


      Office Equipment                 1,742
      Less: Accumulated Depreciation   (436)
                                      ______
                                       1,306
                                     _______

  Depreciation expense for the years ended December 31, 2000 were $349 and $87, respectively.

NOTE 3 MANUSCRIPTS, TRANSCRIPTS, ETS.

  The Company paid $19,250 and $7,500 during 2000 and 1999 to co nsultants to prepare manuscripts which the Company plans to market. A summary of Manuscripts, transcripts, etc. consists of the following:

                                                    December 31,
                                                        2000
                                                   ____________
          Manuscripts, transcripts, etc.            $    23,650

          Less: Accumulated amortization                 (2,365)
                                                   ____________
           Net manuscripts, transcripts, etc.       $    21,285
                                                   ____________

  Amortization expense for the year ended December 31, 2000 was $2,365.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 4 - CAPITAL STOCK

  Common Stock - During November 1996, in connection with its organization, the Company issued 250,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $2,500 ($.01 per share).

  During August 1997, the Company issued 23,750 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $9,500 (or $.40 per share).

  During May and August 1998, the Company issued 101,250 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $40,500 (or $.40 per share). Stock offering costs of $5,000 were offset against the proceeds.

  Preferred Stock - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at December 31, 2000.

  Stock Options - During 1997, the Board of Directors adopted the 1997 Stock Option Plan (the Plan). Under the terms and conditions of the Plan, the board is empowered to grant stock options to employees, officers, directors and consultant of the Company. Additionally, the Board will determine, at the time of the grant, vesting provisions of the grant and whether the options will qualify as incentive stock options under section 422 of the Internal Revenue code. The Plan was approved by the shareholders of the Company at its 1997 shareholder meeting. The total number of shares of common stock available under the Plan may not exceed 750,000 shares. As of December 31, 2000, no options have been issued under the Plan.

NOTE 5 - RELATED PARTY TRANSACTIONS

  Management   Compensation  -  The  Company  has  not   paid   any
  compensation to its officers and directors.

  Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

  Payable to Related Party - An officer of the Company advanced $288 to cover the organization costs of the Company. The advance was repaid during 2000.

NOTE 6 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 7 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

  The Company has available at December 31, 2000, unused operating loss carryforwards of approximately $25,000 which may be applied against future taxable income and which expire in various years throughout 2020. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the amount of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $8,500 as of December 31, 2000, with an offsetting valuation allowance at year end of the same amount, resulting in a change of approximately $5,700 during 2000.

NOTE 8 - LOSS PER SHARE

  The following data show the amounts used in computing loss per share for the periods presented:

                                                               From Inception
                                            For the Year Ended  on November 6,
                                               December 31,     1996 Through
                                          ____________________  December 31,
                                              2000       1999        2000
                                          ________________________________
 (Loss) from continuing operations
 available to common shareholders
 (numerator)                               $ (19,671) $  (2,243)  $(28,346)
                                           _______________________________
  Cumulative effect of change in accounting
  principle (numerator)                    $        - $        -  $   (221)
                                           ________________________________
  Weighted average number of common
  shares outstanding used in loss per
  share for the period                        375,000    375,000    327,253
                                           ________________________________

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

                          BALANCE SHEET

                           [Unaudited]

                             ASSETS

                                                       March 31,
                                                          2001
                                                      ___________
CURRENT ASSETS:
  Cash                                                  $      64
                                                      ___________
        Total Current Assets                                   64
                                                      ___________

PROPERTY AND EQUIPMENT, net                                 1,220

OTHER ASSETS:
  Manuscripts and transcripts, net                         20,119
                                                      ___________
                                                        $  21,403
                                                     ____________

              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                      $   3,746
                                                      ___________
                                                            3,746
                                                      ___________
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value,
   5,000,000 shares authorized,
   no shares issued and outstanding                             -
  Common stock, $.001 par value,
   50,000,000 shares authorized,
   375,000 shares issued and
   outstanding                                                375
  Capital in excess of par value                           47,125
  Deficit accumulated during the
    development stage                                     (29,843)
                                                      ___________
        Total Stockholders' Equity                         17,657
                                                      ___________
                                                        $  21,403
                                                     ____________

  The accompanying notes are an integral part of this unaudited financial statement.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]
                    STATEMENTS OF OPERATIONS
                           [Unaudited]
                                      For the Three      From Inception
                                      Months Ended       on November 6,
                                       March 31,         1996 Through
                                   ____________________   March 31,
                                    2001         2000        2001
                                   ________________________________
REVENUE                            $      -   $       -   $      -

EXPENSES:
  Depreciation and amortization       1,252          87      4,053
  General and administrative             24       8,645     11,109
  Research and development                -           -     15,674

      Total expenses                  1,276       8,732     30,836

LOSS FROM OPERATIONS                 (1,276)     (8,732)   (30,836)

OTHER INCOME:
  Interest Income                         -         134      1,214


LOSS BEFORE INCOME TAXES             (1,276)     (8,598)   (29,622)

CURRENT TAX EXPENSE                       -           -          -

DEFERRED TAX EXPENSE                      -           -          -


LOSS FROM CONTINUING
  OPERATIONS                        (1,276)     (8,598)    (29,622)

CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE                -           -        (221)


NET LOSS                          $ (1,276)   $ (8,598)  $ (29,843)


LOSS PER COMMON SHARE:
  Continuing operations           $   (.00)  $    (.02)  $    (.08)
  Change in accounting principle         -           -        (.00)

  Loss per common share           $   (.00)  $    (.02)  $    (.08)

The accompanying notes are an integral part of these financial statements.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

               STATEMENT OF STOCKHOLDERS' EQUITY,
               FROM INCEPTION ON NOVEMBER 6, 1996
                     THROUGH MARCH 31, 2001
                           [Unaudited]

                                                                                           Deficit
                                                                                         Accumulated
                                     Preferred Stock       Common Stock      Capital in  During the
                                    _____________________________________    Excess of  Development
                                    Shares   Amount     Shares     Amount    Par Value      Stage
BALANCE, November 6, 1996              -   $     -           -   $     -   $       -   $       -

Issuance of common stock for
  cash, November 10, 1996 at
  $.01 per share                       -         -     250,000       250       2,250           -

Net loss for the period ended
  December 31, 1996                    -         -           -         -           -         (50)

BALANCE, December 31, 1996             -         -     250,000       250       2,250         (50)

Issuance of common stock for
  cash, August 1997 at $.40 per
  share                                -         -     23,750          24      9,476           -

Net loss for the year ended
  December 31, 1997                    -         -          -           -          -      (1,661)

BALANCE, December 31, 1997             -         -    273,750         274     11,726      (1,711)

Issuance of common stock for
  cash, May and August 1998 at
  $.40 per share, less offering
  costs of $5,000                      -         -    101,250         101     35,399           -

Net loss for the year ended
  December 31, 1998                    -         -          -           -          -      (4,942)

BALANCE, December 31, 1998             -         -    375,000         375     47,125      (6,653)

Net loss for the year ended
  December 31, 1999                    -         -          -           -          -      (2,243)

BALANCE, December 31, 1999             -         -    375,000         375     47,125      (8,896)

Net loss for the period ended
  December 31, 2000                    -         -          -           -          -     (19,671)

BALANCE, December 31, 2000             -         -    375,000         375     47,125     (28,567)

Net loss for the period ended
  March 31, 2001                       -         -          -           -          -      (1,276)

BALANCE, March 31, 2001                -   $     -    375,000   $     375   $ 47,125   $ (29,843)

  The accompanying notes are an integral part of this financial statement.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]
                    STATEMENTS OF CASH FLOWS
        INCREASE [DECREASE] IN CASH AND CASH EQUIVALENTS
                           [Unaudited]

                                                            For the Three     From Inception
                                                            Months Ended      on November 6,
                                                              March 31,       1996 Through
                                                     _______________________   March 31,
                                                          2001        2000        2001
                                                     _________________________________
Cash Flows from Operating Activities:
  Net loss                                           $   (1,276)  $ (8,598)  $ (29,843)
  Adjustments to reconcile net loss to
    net cash used by operations:
    Amortization expense                                  1,166          -       3,598
    Depreciation expense                                     86         86         522
    Non cash expense                                          -          -         221
    Changes in assets and liabilities:
      (Decrease) in accounts payable - trade                  -          -       3,746

        Net Cash (Used) by Operating Activities             (24)    (8,512)    (21,756)

_
Cash Flows from Investing Activities:
  Purchase of property and equipment                          -          -      (1,742)
  Organization costs                                          -          -        (288)
  Cost of manuscripts                                         -     (7,500)    (23,650)

        Net Cash (Used) by Investing Activities               -     (7,500)    (25,680)

Cash Flows from Financing Activities:
  Proceeds from sale of common stock                          -          -      52,500
  Stock offering costs                                        -          -      (5,000)

        Net Cash Provided by Financing
          Activities                                         -           -      47,500

Net Increase (Decrease) in Cash                            (24)    (16,012)         64

Cash at Beginning of Period                                 88      29,737           -

Cash at End of Period                               $       64   $  13,725   $      64

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
    Interest                                        $        -   $       -   $       -
    Income taxes                                    $        -   $       -   $       -

Supplemental Disclosures of Non-Cash Investing and Financing
Activities:
  For the three months ended March 31, 2001:
     None
  For the three months ended March 31, 2000:
     None

 The accompanying notes are an integral part of these financial statements.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Freedom Resources Enterprises, Inc. (the Company) was organized under the laws of the State of Nevada on November 6, 1996. The Company has not commenced planned principal operations and is considered a development stage company as defined in Standard of Financial Accounting Standards (SFAS) No.
  7. The Company is planning to engage in the business to research, publish and distribute self improvement type books and seminars over the internet. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

  Organization Costs - The Company has expensed costs, which reflect amounts expended to organize the Company. The Company was previously amortizing the costs, but during 1998 the Company expensed the remaining $221 in organization costs, in accordance with Statement of Position 98-5.

  Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" [See
  Note 8].

  Cash and Cash Equivalents - For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Property and Equipment - Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purpose on a straight-line method over the estimated useful life of five years.

  Income  Taxes  -   The  Company  accounts  for  income  taxes  in
  accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". [See Note 7].

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

  Website Costs - Costs incurred to develop the Company's website have been expensed as research and development costs. Costs to maintain and improve the website are also expensed as incurred.

  Other Assets - The Company's manuscripts and transcripts are recorded at cost. Amortization is calculated using the straight line method and is based upon the estimated useful lives of the assets of five years.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

             NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB Statement No. 133 (an amendment of FASB Statement No. 133)", SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - and Amendment of SFAS No. 133", SFAS No. 139, "Recission of SFAS No. 53 and Amendment to SFAS No. 63, 89 and 21", and SFAS No. 140, "Accounting to Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", were recently issued SFAS No. 136, 137, 138, 139 and 140 have no current applicability to the Company or their effect on the financial statements would not have been significant.

  Stock Based Compensation - The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation". This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation.

NOTE 2 - PROPERTY AND EQUIPMENT

  At March 31, 2001, property and equipment consist of the following:

      Office Equipment                 1,742
      Lee: Accumulated Depreciation     (522)
                                      ______
                                       1,220
                                     _______

  Depreciation expense for the period ended March 31, 2001 was $86.

NOTE 3 MANUSCRIPTS, TRANSCRIPTS, ETS.

  The Company paid $19,250 and $7,500 during 2000 and 1999 to co nsultants to prepare manuscripts which the Company plans to market. A summary of Manuscripts, transcripts, etc. consists of the following:

                                                     March 31,
                                                        2000
                                                   ____________
          Manuscripts, transcripts, etc.            $    23,650

          Less: Accumulated amortization                 (3,531)
                                                   ____________
             Net manuscripts, transcripts, etc.     $    20,119
                                                   ____________

  Amortization expense for the period ended March 31, 2001 was $1,166.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

             NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 4 - CAPITAL STOCK

  Common Stock - During November, 1996, in connection with its organization, the Company issued 250,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $2,500 ($.01 per share).

  During August 1997, the Company issued 23,750 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $9,500 (or $.40 per share).

  During May and August 1998, the Company issued 101,250 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $40,500 (or $.40 per share).

  Preferred Stock - The Company has authorized 5,000,000 shares of preferred stock, $.001 par value with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at December 31, 2000.

  Stock Options - During 1997, the Board of Directors adopted the 1997 Stock Option Plan (the Plan). Under the terms and conditions of the Plan, the board is empowered to grant stock options to employees, officers, directors and consultant of the Company. Additionally, the Board will determine, at the time of the grant, vesting provisions of the grant, and whether the options will qualify as incentive stock options under section 422 of the Internal Revenue code. The Plan was approved by the shareholders of the Company at its 1997 shareholder meeting. The total number of shares of common stock available under the Plan may not exceed 750,000 shares . As of December 31, 2000 and 1998, no options have been issued under the Plan.

NOTE 5 - RELATED PARTY TRANSACTIONS

  Management   Compensation  -  The  Company  has  not   paid   any
  compensation to its officers and directors.

  Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

  Payable to Related Party - An officer/shareholder of the Company advanced $288 to cover the organization costs of the Company.

NOTE 6 - GOING CONCERN

  The Company was formed with a very specific business plan. However, the possibility exists that the Company could expend virtually all of its working capital in a relatively short time period and may not be successful in establishing on-going profitable operations.

               FREEDOM RESOURCES ENTERPRISES, INC.
                  [A Development Stage Company]

             NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 6 - GOING CONCERN [Continued]

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.
  However, the Company was only recently formed, has incurred losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 7 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

  The Company has available at March 31, 2001, unused operating loss carryforwards of approximately $27,000, which may be applied against future taxable income and which expire in various years through 2020. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the amount of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $9,100 as of March 31, 2001, with an offsetting valuation allowance at year end of the same amount, resulting in a change of approximately $600 during the three months ended March 31, 2001.

NOTE 8 - LOSS PER SHARE

  The following data show the amounts used in computing loss per share for the periods presented:

                                              For the Three       From Inception
                                              Months Ended        on November 6,
                                                 March 31,        1996 Through
                                         _______________________    March 31,
                                              2001         2000        2001
                                         ____________________________________
 (Loss) from continuing operations
  available to common shareholders        $    (1,276)  $  (8,598) $  (29,622)

 Cumulative effect of change in accounting
  Principle                               $         -   $       -  $     (221)

 Weighted average number of common
  shares outstanding used in loss per
  share for the period                        375,000     375,000     324,168

  Dilutive earnings per share was not presented, as the Company had no common equivalent shares for all periods presented that would have effected the computation of diluted earning (loss) per share.

                            PART III

Item 1.  Index and Description of Exhibits.

Exhibit    SEC
Number  Reference   Title of Document                        Location

1         2.1       Articles of Incorporation                Attached
2         2.2       Bylaws                                   Attached
3         3         Stock Option Plan                        Attached

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                              FREEDOM RESOURCES, INC.



Date: May 4, 2001              By:/s/Neil Christiansen, President


Date: May 8, 2001              By: /s/Margie Aliprandi, Secretary


Date: May 4, 2001              By:/s/Charisse Orton, Treasurer


     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date: May 4, 2001             By:/s/ Neil Christiansen
                                     Director


Date: May 8, 2001              By:/s/Margie Aliprandi
                                     Director


Date: May 4, 2001              By:/s/Charisse Orton
                                     Director